TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE:

     November 2, 2005

NEWS RELEASE NR 05-28

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Chevonne Miller, Breakthrough Financial Marketing Inc. at 1-403-269-7676 or Toll Free at 1-866-269-7676

miller@breakthrough.ab.ca

Tyler announces continued drilling success at Bahuerachi, including 98.9 meters in the Main Zone grading 0.59% copper, 5.7 g/t silver, 0.29% zinc and 0.017 moly.

Tyler Resources Inc. is very pleased to announce assay results for drill hole #45 and further results from drill hole #44 on the Bahuerachi project, Mexico.  Results to date from all holes continue to expand known mineralization, validate the Company’s exploration model and outline bulk tonnage potential, returning wide mineralized sections with grades comparable to many past and present day producing mines.

Significant intervals for drill holes DDH-BAH #44*, 45.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-44*	9	200	191	0.47	0.05	2.9	Trace	0.003	Porphyry
Including**	20	102.1	82.1	0.74	0.08	4.5	trace	Trace	Porphyry, sulphides
BAH-45	81.5	135.5	54	0.24	0.015	4.3	trace	Trace	Stockworked sediments/mixed oxides and sulphides
and	186.5	195.5	9	trace	0.023	8.4	3.2	Trace	CRD-massive sulphide
and	273.5	372.4	98.9	0.59	0.036	5.7	0.29	0.017	Skarn/minor porphyry
including	273.5	297.5	24	0.94	0.06	11.6	1.08	0.006	Skarn

*Assays previously released from 0 to 172.1 meters. Average includes dilution by 39.8 meters of post mineral dykes.

**Previously released.

Intervals are interpreted to be approximate true widths.

The Company is pleased with these results as they continue to outline significant mineralization at depth in the Main Zone (DDH 45) as well as width and strike length potential to the north (DDH 44).  Mineralization has been confirmed to be fairly consistent in width and grades to a tested depth of approximately 380 meters on Section 460 and remains open at depth (DDH 45).

The mineralized QFP in hole 05BAH-44 has returned a wide intersection of hypogene porphyry copper mineralization, starting from surface, a further indication of the excellent exploration potential within the larger intrusive complex at Bahuerachi.

November 2, 2005

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections as well as current drill holes in progress.  The Company is currently preparing a new Corporate presentation which should be posted on the Tyler website by early next week.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T. and  Mr. Dustin Rainey, B.Sc Geology, G.I.T., consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.